

August 24, 2011

Via E-mail
Mr. Richard Schmaeling
Chief Financial Officer
Lin TV Corp.
One West Exchange Street, Suite 5A
Providence, Rhode Island 02903

   Re: **Lin TV Corp.**
     Form 10-K for the fiscal year ended December 31, 2010
     Filed March 16, 2011
     Form 10-Q for the quarterly period ended June 30, 2011
     Filed August 1, 2011
     File No. 1-31311

Dear Mr. Schmaeling:

   We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Liquidity and Capital Resources, page 46

1. We note your disclosure on page 49 that beyond the expiration of your senior secured credit facility in November 2011, you believe that cash flows from operations and cash on hand will be sufficient to meet anticipated cash requirements, without the need for additional borrowings, through at least March 31, 2012. It does not appear that your cash flows from operations and cash on hand will be sufficient to service your debt which matures in 2013. Citing planned or expected funding sources beyond March 31, 2012 or uncertainties in securing such funding, please expand your disclosure to address your long-term liquidity and your ability to service your remaining notes due 2013 and beyond.

Financial Statements
Contingencies, page F-40

2. We note as of December 31, 2010, you estimate the fair value of the television stations in the joint venture to be approximately $254.1 million less than the outstanding balance of the GECC note of $815.5 million. In light of this circumstance, it appears as of the balance sheet date, the joint venture did not have the ability to fully repay this note and any accrued interest by selling its assets or by refinancing. Explain to us, in detail, why you have not recorded a loss accrual for the most likely amount of the shortfall in accordance with ASC 450-20-25 and ASC 450-20-30-1 or revise.

Note 16 – Income Taxes, page F-43

3. Tell us your basis for recognizing a deferred tax liability (i.e., deferred gain) related to your equity investment in the joint venture. Please explain how you would incur a substantial tax gain of approximately $815.5 million because of an acceleration on default or otherwise if the GECC note is prepaid per your disclosure in the third bullet on page F-43.

Station Venture Holdings LLC

Statements of Members' Deficit, page F-101

4. Please explain how LIN Television incurred a significant member deficit despite its 20% interest.

Form 10- Q For the quarterly period ended June 30, 2011

Note 3 – Equity Investment, page 12

5. We note on page 12 the cash shortfalls at the joint venture beyond March 31, 2012 are not currently estimable; therefore, you have not recorded any additional shortfalls beyond the $2 million amount recorded. If you believe it is probable that the Company will be responsible for cash shortfalls beyond March 31, 2012, your inability to estimate the amount with precision is not a justification for not recording the liability. Please revise to fully comply with ASC 450-20-25 and ASC 450-20-30-1 or advise us in detail.

Note 11 – Commitments and Contingencies, page 17

GECC Note, page 17

6. We note in the last paragraph on page 18 that your ability to honor your shortfall obligations under the Shortfall Funding Agreement is limited by certain covenants contained in your credit agreement and indentures governing your Senior Notes and your

Mr. Richard Schmaeling
Lin TV Corp.
August 24, 2011
Page 3

Senior Subordinated Notes. Please identify for us each such debt covenant and explain, in detail, the nature and extent of the limitation placed on your ability to honor shortfalls. Also, please quantify in your disclosure the maximum amount of funding you may provide under the Shortfall Funding Agreement without violating your debt covenants.

7.	In regard to the above comment, please disclose and explain to us what would happen if you are required to honor a shortfall that exceeds what is permitted by your debt covenants.

8.	It appears if you are unable to obtain a shortfall funding agreement that covers the period beyond April 1, 2012 and the joint venture does not have sufficient cash to fund interest payments on the GECC Note, you may be required to fund the entire amount of the interest shortfall in order to avoid a default. If this is so, please clarify your disclosure and explain your ability to honor the full amount of any anticipated future interest shortfall. Include an explanation of the likelihood of such a circumstance arising and describe the sources of liquidity available to the company to meet this obligation.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director